Exhibit 99.4

Agenda for the Extraordinary General Meeting of Shareholders (the EGM) of MYT Netherlands Parent B.V. (the Company) to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany, on Thursday, March 6, 2025, starting at 17.00 CET

1.	Opening

2.	Composition of the Supervisory Board*

Proposal to appoint Mr. Burkhart Grund as member of the supervisory board of the Company (the Supervisory Board) subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. by the Company

3.	Amendment of the articles of association of the Company*

a.	Amendment of clause 2.1 of the articles of association of the Company to amend the name of the Company to LuxExperience B.V. subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. by the Company;

b.	amendment of clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the management board of the Company (the Management Board), also with respect to share and share option schemes, shall be determined by the Supervisory Board, with due observance of the remuneration policy of the Company.

4.	Proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan*

5.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the EGM to be held on March 6, 2025

Re item 2: Composition of the Supervisory Board*

It is intended that the Company will purchase all ordinary shares without nominal value in the capital of YOOX Net-a-Porter Group S.p.A., a joint stock company (società per azioni) incorporated under the laws of Italy (YNAP), from Richemont Italia Holding S.p.A., a joint stock company (società per azioni) incorporated under the laws of Italy (Richemont Italy), in exchange for which the Company will issue additional shares in its share capital (the Transaction).

On October 7, 2024, the Company and Richemont Italy, among others, entered into a share purchase agreement for the shares to be acquired in YNAP (the SPA). As part of the Transaction, it was agreed that Richemont Italy may nominate one individual to serve as a member of the Supervisory Board subject to, and with effect from, completion of the Transaction, i.e., upon completion of the sale and purchase of the shares in YNAP. Furthermore, it was agreed that at the first general meeting of shareholders (the General Meeting) of the Company called following the date of the SPA, the Company shall propose for the appointment of the Supervisory Board nominee of Richemont Italy. In view of this, it is proposed to appoint Mr. Burkhart Grund as a member of the Supervisory Board, subject to completion of the Transaction and with such appointment to become effective upon completion of the Transaction. Mr. Burkhart Grund will receive no remuneration from the Company for serving on the Supervisory Board.

The Nominations, Governance and Sustainability Committee of the Supervisory Board (the NGSC) recommends the appointment of Mr. Burkhart Grund as member of the Supervisory Board. Mr. Burkhart Grund is eligible and has stated his willingness to accept the appointment. In accordance with the recommendation of the NGSC and clause 23.1 of the articles of association, it is recommended by the Supervisory Board that Mr. Burkhart Grund is appointed as member of the Supervisory Board subject to the completion of the Transaction and with effect from the completion of the Transaction for a period of four years, with due regard for clause 23.3 of the articles of association of the Company.

The relevant biographical information concerning Mr. Burkhart Grund is included in these explanatory notes to the agenda as Annex 1.

Re item 3: Amendment of the articles of association of the Company*

It is proposed to amend the articles of association of the Company to change the name of the Company from MYT Netherlands Parent B.V. into LuxExperience B.V. (clause 2.1 of the articles of association), subject to the completion of Transaction. As part of the name change, it is proposed to update any internal plans, policies, regulations and similar documents with the new name of the Company, being LuxExperience B.V., insofar required. Further, it is proposed to amend clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the Management Board with respect to share and share option schemes shall also be determined by the Supervisory Board, with due observance of the remuneration policy of the Company.

The proposed resolutions to amend the articles of association of the Company also include granting a power of attorney to every member of the Management Board, the Company’s corporate secretary, and every civil-law notary, candidate civil-law notary, paralegal and notarial assistant at Baker & McKenzie Amsterdam N.V. in Amsterdam, The Netherlands, to have the deed of amendment of the articles of association executed. A complete version of the proposed amendment of the articles of association and the explanatory notes are available free of charge at mytheresa.com and are included in the meeting documents.

Re item 4: Proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan*

The Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan (the 2023 Omnibus Plan) was approved by the General Meeting in 2023. The Company has conducted a review of the 2023 Omnibus Plan to determine whether it needs updating also in view of the completion of the Transaction to encompass any awards to be made under the 2023 Omnibus Plans to employees of YNAP. This has resulted in a proposal to further amend and restate the 2023 Omnibus Plan. The proposed changes include, inter alia, an adjustment of the pool of reserved shares that may be granted under the 2023 Omnibus Plan, ratification of any and all grants made under the 2023 Omnibus Plan from the date it became effective on November 8, 2023, and a further increase of the pool of reserved shares effective as of, and subject to the completion of the Transaction.The Supervisory Board recommends to the General Meeting to adopt the Second Amended and Restated 2023 Omnibus Incentive Compensation Plan.

Annex 1

Resume of Mr. Burkhart, nominee for member of the Supervisory Board to be appointed at the EGM

Supervisory Board (agenda item 2)

Resume

Mr. Burkhart Grund

born on July 14, 1965, age 59

German, US and Swiss nationality

Mr. Grund, Richemont’s Chief Financial Officer was appointed to the Board of Compagnie Financière Richemont SA (“Richemont”) in 2017 and is a member of the Senior Executive Committee.

He is a graduate in Business Administration of Georgia Southern University, US and completed his graduate studies in International Finance at Münster University, Germany in 1993.

Prior to joining the Richemont Group, he held various positions in the Finance department at Wella AG and was appointed Chief Financial Officer of the Wella subsidiary in Chile in 1996.

He moved to Richemont in 2000 to be Chief Financial Officer of Montblanc France, a position which he held until 2006 when he joined Van Cleef & Arpels as Vice President and Chief Financial Officer. In 2016, Mr. Grund was appointed Group Deputy Finance Director, and became a member of the Senior Executive Committee. In August 2017, Mr. Grund was appointed the Richemont Group’s Chief Financial Officer.

Work experience:

April 2016 to current:

Richemont International Chief Financial Officer Geneva, Switzerland

May 2006 to April 2016:

Van Cleef & Arpels, Vice President & CFO Geneva, Switzerland & Paris, France

August 2000 to April 2006:

Montblanc France, CFO, Paris France

October 1996 to December 1999:

Wella Chile, CFO Santiago, Chile

November 1994 to September 1996:

Wella AG, Senior Controller South America, Darmstadt, Germany

January 1994 to October 1994:

Wella AG, Management Trainee Finance, Darmstadt, Germany